Filed by Grey Wolf, Inc.
Commission File No. 1-08226
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Basic Energy Services, Inc.
Commission File No. 1-32693
Subject Company: Horsepower Holdings, Inc.
Employee Questions and Answers
April 21, 2008
1)	Q. What is the business justification for a merger between Grey Wolf and Basic Energy Services?
A.	The new Grey Wolf, Inc. will be a larger, more diversified company with the size and scope to compete for opportunities anywhere in the world.
2)	Q. What will be the new company’s name?
A.	The new company will be called Grey Wolf, Inc. The Grey Wolf name has a long history dating back to 1919 when William Gray and Roger Wolfe formed a drilling company in South Louisiana.
3)	Q. In what lines of business and geographic areas does Grey Wolf work?
A.	Grey Wolf is a leading provider of turnkey and contract oil and gas land drilling services in the United States. It has 103 drilling rigs operating in south Texas, the Gulf Coast, the Ark-La-Tex, Mississippi/Alabama, Mid-Continent and Rocky Mountain areas, as well as 2 drilling rigs in Mexico. Grey Wolf is primarily focused on drilling deep natural gas wells.
4)	Q. How large is Grey Wolf?
A.	In 2007 Grey Wolf generated $169.9 million in net income on revenue of $906.6 million. It currently has approximately 2,700 employees.
5)	Q. In what lines of business and geographic areas does Basic work?
A.	Basic provides well servicing, fluid hauling and disposal, pressure pumping, wireline, rental and fishing tool, well site construction, and contract drilling services. It operates out of more than 110 service points in 11 states from the Mexican border in South Texas to the Williston Basin on the Canadian border.
6)	Q. How large is Basic?
A.	In 2007 Basic had net income of $87.7 million on revenue of $877.2 million. It currently has approximately 4,600 employees.
7)	Q. When will the merger be finalized?
A.	We expect final close to occur sometime during the 3rd quarter.
8)	Q. What current executive positions for Grey Wolf, Inc. have been filled?
A.	Ken Huseman, current President and Chief Executive Officer of Basic, will be CEO. David Crowley, current Executive Vice President and Chief Operating Officer of Grey Wolf, will be President and COO. Alan Krenek, currently Senior VP and Chief Financial Officer of Basic, will be Executive VP and CFO. Bob Proffit, Grey Wolf’s current Senior VP of Human Resources, will assume the role of Senior Vice President, Administration. Spencer Armour, Basic’s VP of Corporate Development, will remain in the same role for the new company.

Tom Richards, Chairman, President and CEO of Grey Wolf, will be non-executive Chairman of the Board of Grey Wolf, Inc.

Operating level officers for both companies will remain in their roles.
9)	Q. Where will Grey Wolf, Inc.’s corporate headquarters be?
A.	The corporate headquarters will be in Houston.

10)	Q. Will the company’s corporate office continue to be at Grey Wolf’s current Houston office address?
A.	We have no immediate plan to move from Grey Wolf’s current Houston office. However, the consolidation and growth of the corporate office could warrant an office expansion or move within the Houston area at some point in time.
11)	Q. Will the new company be eliminating jobs in its field operations?
A.	In their field operations, Grey Wolf and Basic have little overlap of business segments. The new company will operate each if its service lines separately, as Basic currently does with its multiple service lines. As a result, we do not expect job eliminations in field operations.

Grey Wolf and Basic’s one point of operational overlap is each company’s Permian Basin drilling group. These separate operations will be combined to ensure adequate coordination of effort. As we get closer to the merger date, these two groups will begin planning their consolidation.
12)	Q. Will the new company be eliminating jobs in its Houston and/or Midland offices?
A.	Yes. The consolidation of corporate functions into Grey Wolf, Inc.’s Houston headquarters will result in some job eliminations. The groups most likely to be affected are those that perform an essentially corporate function. Specific decisions regarding job eliminations have not been made at this time. Once decisions have been made, we will discuss those decisions with the affected employees.
13)	Q. Will Basic’s Midland office employees be given consideration for positions in the Houston corporate office?
A.	Yes. We expect the Houston office ultimately to have some employees from both Basic’s Midland office and Grey Wolf’s Houston office.
14)	Q. When does the company expect to know which jobs will be eliminated?
A.	One of the major tasks between now and the actual merger date will be to configure the new company’s corporate departments and make staffing decisions. We have formed an Integration Steering Committee consisting of Alan Krenek; Bob Proffit; Kent Cauley, Grey Wolf’s Vice-President and Controller; and Jim Tyner, Basic’s VP of Human Resources. This group is charged with developing a corporate structure and establishing guidelines for making staffing decisions. Once those tasks are completed, the various department heads will begin making staffing decisions. As decisions are made, we will keep employees informed. We expect all staffing decisions to be finalized on or before the merger date.
15)	Q. Will there be severance benefits for employees who lose their job because of the merger?
A.	Employees who leave the company due to staffing consolidations and meet certain other eligibility requirements will receive severance benefits. In addition, for continuing to work until their duties have been effectively assumed by an employee who will remain with the company, severance eligible employees will also receive a significant retention payment. A Summary of Severance and Retention Benefits will soon be distributed to employees in each company’s corporate office and Permian Basin drilling office. Please refer to this document for a fuller explanation of these benefits and the eligibility requirements.
16)	Q. Will Grey Wolf, Inc. continue the Permian Plaza project in Midland?
A.	Yes. We will continue to build out the property. We expect at some point to sell the property to a firm that specializes in developing and managing such properties.
17)	Q. Will Basic’s brand name be retained for the Well Services lines of business?
A.	No. All operations will transition to using the Grey Wolf name. This is consistent with our goal of the combined company being known as a major diversified energy services company.

18)	Q. Will our employee benefits be changing?
A.	Both companies have committed to maintaining their respective benefit plans at least through the end of 2008. Ultimately, employees throughout the company will have the same health, insurance, and 401(k) plans. We will design those plans to deliver roughly the same value to employees as they are receiving from their current plans.
19)	Q. When will the benefits change?
A.	That decision has not been made yet. Employees will be informed well in advance of any benefit changes.
20)	Q. Will paid time off benefits be changing?
A.	Grey Wolf and Basic currently have different approaches to paid time off. At some point, we will introduce a common approach so employees in similar jobs will have the same paid time off program regardless of their Basic or Grey Wolf background. To remain competitive some business segments may be allowed to deviate from the standard approach, even as they have been allowed within both Grey Wolf and Basic. Any changes to paid time off benefits will be announced well in advance.
21)	Q. Will the new company use Basic’s SAP system as its accounting and management software?
A.	Yes. We will migrate the appropriate Grey Wolf applications to SAP over time.
22)	Q. Will there be a change in pay schedules for either Basic or Grey Wolf employees?
A.	For the immediate future, all employees will continue to be paid on the same schedule as they were before the merger. As we plan to move all payroll processing to SAP, we will have to decide what pay cycles will be used. Decisions on this issue will be communicated to all employees well in advance of any changes.
Forward Looking Statements and Additional Information
     The Company may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf, Inc. (“Grey Wolf”) and Basic Energy Services, Inc. (“Basic Energy Services”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., [432-620-5510] or to Investor Relations, Grey Wolf, Inc., [713-435-6100].
Participants in the Solicitation
     Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.